Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2014 Q4 and full-year results, announces 2015 financial outlook Common share dividend increased 5.3% to $2.60 per year

  Net earnings attributable to common shareholders of $542 million, up 9.5%; Adjusted net earnings grow 13% to $610 million; Adjusted EPS of $0.72, up 2.9%
  10.6% higher Bell Wireless Adjusted EBITDA driven by accelerated revenue growth of 9.6% on 5.5% increase in blended ARPU
  Total BCE wireless postpaid net customer activations in Q4 of 118,120
  Second consecutive quarter of positive Bell Wireline Adjusted EBITDA growth, up 2.0%
  Activated 76,074 net new BCE IPTV customers and 52,010 net new BCE Internet customers as IPTV fibre footprint expanded to more than 6 million customer locations
  Free cash flow grows 23.6% to $833 million; full-year 2014 free cash flow up 6.7%
  Bell Media maintains leading TV audience levels and ratings as TSN and RDS affirm their position as Canada’s top specialty channels
  2015 outlook builds on positive operating momentum and execution of Strategic Imperatives, supporting dividend increase and significant capital investment

MONTRÉAL, February 5, 2015 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell fourth quarter (Q4) and annual 2014 results, announcing its financial guidance for 2015 and a $0.13 per share hike in the BCE annual common dividend to $2.60.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q4 2014	Q4 2013	% change	2014	2013	% change
Bell (i)
Operating Revenues	4,940	4,813	2.6%	18,734	18,109	3.5%
Adjusted EBITDA(1)	1,730	1,693	2.2%	7,066	6,817	3.7%
BCE
Operating Revenues	5,528	5,382	2.7%	21,042	20,400	3.1%
Adjusted EBITDA	2,022	1,998	1.2%	8,303	8,089	2.6%
Net Earnings Attributable to Common Shareholders	542	495	9.5%	2,363	1,975	19.6%
EPS	0.64	0.64	-	2.98	2.55	16.9%
Adjusted EPS(2)	0.72	0.70	2.9%	3.18	2.99	6.4%
Cash flows from operating activities	1,527	1,838	(16.9%)	6,241	6,476	(3.6%)
Free Cash Flow(3)	833	674	23.6%	2,744	2,571	6.7%
Free Cash Flow per share(3)	1.01	0.86	17.4%	3.46	3.31	4.5%

(i)  Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

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“The Bell team’s hard work in executing our strategy of broadband network and service investment, efficient operation and improved customer service is delivering for all our stakeholders – unmatched network and product innovation for Bell customers; strong value for BCE shareholders, including the announcement of our latest dividend increase; and unparalleled investment in the community with another record Bell Let’s Talk Day campaign. These strong Q4 and 2014 results prove Bell is a bold competitor focused on leading in the growth services of Canadian communications – wireless, TV, Internet and media,” said George Cope, President and CEO of BCE Inc. and Bell Canada. “Bell Wireless delivered exceptional customer additions and strong revenue growth, including a significant quarterly increase in average revenue per customer as smartphones and data services soar in popularity. With fast-growing Fibe TV and Internet leading the way, we recorded our first quarter of growth across each of Wireline revenue, EBITDA and wireline residential customer net additions since the introduction of cable telephony a decade ago. Bell Media continued to set the pace in Canadian multimedia with ongoing leadership in conventional and specialty TV, radio and now, with CraveTV, the burgeoning on-demand video streaming marketplace.”

Bell is dedicated to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“Financially, we enjoyed a successful 2014, comfortably achieving all our financial guidance targets for the year. Our consistent performance delivery, year after year, shows the strength of the business model Bell has built around our 6 Strategic Imperatives. While the communications industry is marked by intense competition and dynamic change, we have leveraged our business model to produce results consistently at or above expectations,” said Siim Vanaselja, Chief Financial Officer for BCE and Bell Canada. “Going into 2015, BCE’s operating momentum and financial foundation is strong. Our financial targets for this year reflect our expectation for continued strong Wireless segment profitability, positive growth in Wireline segment performance, as well as healthy earnings and free cash flow growth from operations to support our substantial capital investment in strategic network infrastructure and a higher BCE common share dividend for 2015.”

COMMON SHARE DIVIDEND INCREASE
Today’s dividend announcement represents BCE’s 11th increase to its annual common share dividend, representing a 78% increase, in the past 6 years. The BCE annualized common share dividend will increase 5.3%, or 13 cents per share, from $2.47 to $2.60 effective with BCE’s Q1 2015 dividend payable on April 15, 2015 to shareholders of record at the close of business on March 16, 2015. With this increase, BCE will maintain the dividend payout ratio(4) within its target policy range of 65% to 75% of free cash flow. The higher dividend for 2015 is fully supported by higher expected free cash flow generation and a strong business outlook for 2015.

VOLUNTARY PENSION PLAN CONTRIBUTION
BCE made a $350 million voluntary pension plan contribution in December 2014 to align the funded status of Bell Aliant’s defined benefit pension plan with the strong solvency position of the Bell Canada plans, reducing the amount of BCE’s future pension obligations. The voluntary contribution was funded from cash on hand at the end of 2014. Accelerating the funding of BCE’s future obligation is an efficient use of cash given the market’s general expectation for a sustained low interest rate environment.

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GLENTEL ACQUISITION
On November 28, 2014, BCE announced a definitive agreement to acquire all of the issued and outstanding shares of GLENTEL Inc., a Canadian-based dual-carrier, multi-brand mobile products distributor, for a total consideration of $594 million. GLENTEL shareholder approval was obtained at a special meeting of shareholders on January 12, 2015, and court approval was obtained on January 14, 2015. The transaction is expected to close in Spring 2015, pending Competition Bureau approval. BCE has entered into an agreement to divest 50% of its ownership interest in GLENTEL to Rogers Communications Inc. following closing of the acquisition. Rogers will pay BCE approximately $392 million in cash, resulting in the reduction of BCE’s net cost of acquiring its retained 50% ownership interest in GLENTEL to $202 million. The Rogers transaction is expected to close shortly after BCE’s acquisition of GLENTEL, subject to customary closing conditions including regulatory approvals.

A RECORD BELL LET’S TALK DAY
The signature annual event in Bell’s national mental health initiative, Bell Let’s Talk Day on January 28 grew the conversation about mental health and the promise of a stigma-free Canada like never before. Led by Bell Let’s Talk national spokesperson Clara Hughes, Canadians and people worldwide sent a record 122,150,772 tweets, texts, calls and Facebook shares in support of mental health on Bell Let’s Talk Day – and with a Bell donation of 5 cents per interaction, drove $6,107,538.60 in new funding for mental health programs. With a 58% increase in tweets compared to 2014, Bell Let’s Talk was the #1 Twitter trend in Canada and #1 worldwide. Based on 4 action pillars – anti-stigma, care and access, research and workplace leadership – and providing funding for leading mental health hospitals, research institutions and community groups in every region, Bell Let’s Talk has now committed $73,623,413.80 to Canadian mental health. To learn more, please visit Bell.ca/LetsTalk.

RESTART: ANOTHER FIBE TV INNOVATION
The latest enhancement from Bell Fibe TV, the exclusive new “Restart” feature enables customers to rewind and watch TV shows already in progress from the beginning. Another Canadian first from Fibe TV introduced February 2, Restart supports thousands of shows from networks including CBC, CTV, Global TV, HBO Canada, Super Channel, TSN and many more. Restart underscores the innovation and choice represented by next-generation IPTV services like Fibe TV, the result of Bell’s strategic focus on leading investment in Canada’s advanced broadband networks and services. Like the robust wireless subscriber and data services growth propelled by Bell’s rapid deployment of mobile 4G LTE, ongoing fibre expansion is driving strong additions in Bell’s IPTV and Internet growth services. The Fibe TV footprint now covers more than 5 million households, up from 4.3 million at the end of 2013. Including Bell Aliant’s service area, BCE’s total IPTV footprint now exceeds 6 million customer locations.

BCE RESULTS
BCE operating revenue grew 2.7% to $5,528 million in Q4, reflecting higher revenues at Bell and Bell Aliant. Adjusted EBITDA was up 1.2% to $2,022 million, driven by healthy growth at Bell that was partly offset by a year-over-year decline at Bell Aliant. For the full year 2014, BCE operating revenue and Adjusted EBITDA increased 3.1% and 2.6%, respectively.

BCE’s Q4 2014 net earnings attributable to common shareholders of $542 million, or $0.64 per share, were 9.5% higher than the $495 million, or $0.64 per share, reported in Q4 2013. Adjusted net earnings increased 13.0% to $610 million, and adjusted earnings per share (EPS) grew 2.9% to $0.72 from $0.70 last year, driven by higher Adjusted EBITDA from continued strong wireless profitability and positive overall wireline growth. Lower non-controlling interest, resulting from the privatization of Bell Aliant completed on November 1, 2014, also contributed to higher adjusted net earnings in the quarter.

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In Q4 2014, we recorded a net impairment charge of $95 million, mainly related to Bell Media’s conventional TV properties. The impairment resulted from ongoing softness in the overall Canadian TV advertising market and higher content costs. This impact was offset largely by mark-to-market net gains in the quarter on equity derivative contracts entered into to hedge our share-based compensation liabilities and U.S. dollar purchases.

For 2014, net earnings attributable to common shareholders were $2,363 million, or $2.98 per share, up 19.6% from $1,975 million, or $2.55 per share, in 2013. The increase was the result of healthy growth in Adjusted EBITDA, lower non-controlling interest, and a charge in 2013 for the CRTC tangible benefits obligation that Bell paid as part of its acquisition of Astral Media, partly offset by the net impairment charge recorded in Q4 2014. Adjusted net earnings of $2,524 million and Adjusted EPS of $3.18 were up 8.9% and 6.4%, respectively, compared to 2013. This reflected higher Adjusted EBITDA driven by the increased contribution of Bell’s growth services, lower net pension financing cost, and mark-to-market gains realized on equity derivatives used as economic hedges of share-based compensation and U.S. dollar purchases.

BCE’s cash flow from operating activities was $1,527 million compared to $1,838 million in Q4 2013, due to the $350 million voluntary contribution made to post-employment benefit plans at the end of 2014. Free cash flow generated in Q4 2014 was $833 million, or 23.6% higher than last year, driven by higher Adjusted EBITDA and lower capital expenditures. With the privatization of Bell Aliant completed on November 1, 2014, BCE’s free cash flow in Q4 included 2 months of contribution from Bell Aliant. For full year 2014, cash flow from operating activities decreased 3.6% to $6,241 million as a result of the $350 million voluntary pension contribution, while free cash flow increased 6.7% to $2,744 million. Free cash flow per share was $1.01 per share in Q4 and $3.46 per share in 2014, representing year-over-year increases of 17.4% and 4.5%, respectively.

In Q4 2014, BCE (Bell Canada and Bell Aliant) added 177,698 net new customers from communications growth services (wireless, TV and Internet): 118,120 postpaid wireless customers, partly offset by the loss of 34,622 prepaid customers; 42,190 TV subscribers, reflecting the addition of 76,074 net new IPTV customers; and 52,010 high-speed Internet customers. Total net NAS line losses improved 31.0% to 93,005. At the end of 2014, BCE served a total of 8,118,628 wireless customers, up 2.4% from Q4 2013; total TV subscribers of 2,642,608, up 6.2% (including 933,547 IPTV customers, an increase of 42%); total high-speed Internet subscribers of 3,297,026, up 5.1%; and total NAS lines of 7,130,852, a decrease of 6.1%.

BELL RESULTS
Bell operating revenues grew 2.6% to $4,940 million in Q4 on 2.2% higher service revenues, reflecting a strong year-over-year increase at Bell Wireless and positive overall Wireline growth. Product revenues grew 6.8% over Q4 2013, reflecting more wireless device upgrades and increased business data equipment sales, and contributing to the year-over-year improvement in total Bell operating revenues. Bell Media revenues declined 3.9% compared to last year.

Bell Adjusted EBITDA in Q4 was up 2.2% to $1,730 million, driven by increases of 10.6% at Bell Wireless and 2.0% at Bell Wireline. Overall growth in the quarter was moderated by a 16.5% decline at Bell Media, due to higher costs for sports rights and content investments for the CraveTV on-demand video streaming service. Bell’s consolidated EBITDA margin in Q4 2014 remained essentially unchanged at 35.0% compared to 35.2% in Q4 2013.

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For 2014, in line with guidance targets for the year, Bell operating revenues and EBITDA were up 3.5% and 3.7%, respectively, to $18,734 million and $7,066 million, driven by the increased contribution of Bell growth services – Wireless, TV, Internet and Media. Total revenues generated by these growth services grew $814 million in 2014, a 5.5% increase over the previous year.

Bell invested $932 million in new capital in Q4 2014, bringing total capital expenditures for the year to $3,142 million, an increase of 4.7% over 2013. These investments support the continued deployment of broadband fibre to homes and businesses to expand our Fibe TV service footprint and enable faster Internet speeds; the continuing rollout of 4G LTE mobile service in markets across Canada; higher spending on network capacity to support increasing Internet bandwidth usage and mobile data consumption; and enhancements to our customer service delivery systems.

BELL OPERATING RESULTS BY SEGMENT

Bell Wireless
Wireless operating revenue growth continued to accelerate this quarter, increasing 9.6% to $1,649 million on 8.1% higher service revenues of $1,469 million. The growth was driven by an increased mix of postpaid subscribers in our customer base and higher blended ARPU(4), fuelled by greater mobile data usage on smartphones and higher average rate plan pricing. Wireless data revenues grew 26% in the quarter and now represent approximately half of total Bell Wireless service revenues. Product revenues were up 24.6% to $167 million as a result of more activations and upgrades to more premium smartphones compared to last year.

Bell Wireless Adjusted EBITDA increased 10.6% to $585 million in Q4 2014, delivering a 0.9 percentage-point expansion in service margin to 39.8%. This was achieved even with an approximate $40 million year-over-year increase in combined subscriber acquisition costs and retention spending, which contributed to operating cost growth of 9.0% in the quarter.

For full-year 2014, Bell Wireless operating revenues increased 6.7% to $6,241 million with service revenues growing 6.4% to $5,705 million and product revenues up 11.8% to $483 million. Adjusted EBITDA grew 9.6% to $2,564 million as service margin increased 1.3 percentage points to 44.9%, reflecting the strong service revenue flow-through from an expanding base of postpaid subscribers and disciplined pricing.

  Postpaid gross additions totalled 377,735 in Q4, up 2.6% over last year, reflecting strong holiday period sales, higher activations in western Canada, and increased tablet sales.
  Postpaid net additions were 117,378, compared to 119,520 in Q4 2013, bringing the total number of postpaid customers at the end of 2014 to 6,986,196, an increase of 4.6%. Including wireless operations at Bell Aliant, total BCE wireless postpaid net customer activations in Q4 were 118,120.
  Total Bell Wireless customers grew 2.5% to 7,970,702. Postpaid customers represented 88% of this total at the end of 2014, compared to 86% one year earlier. Including Bell Aliant customers, BCE now serves a total of 8,118,628 wireless customers, up 2.4% from Q4 2013.
  The percentage of postpaid subscribers with smartphones increased to 76% at the end of 2014, compared to 73% at the end of 2013.

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  Postpaid customer churn(4) in Q4 2014 remained essentially unchanged at 1.30%, compared to 1.29% last year, despite the seasonally high level of promotional activity in Q4 2014.
  Blended ARPU(4) increased 5.5% to $61.12 in Q4, representing the 20th consecutive quarter of year-over-year improvement. Growth was driven by accelerating data usage on Bell’s expanding 4G LTE network as the proportion of smartphone users continued to increase, and the favourable impact of 2-year contract pricing introduced in 2013 following implementation of the federal Wireless Code of Conduct. For full-year 2014, blended ARPU increased 4.9% to $60.07.
  Cost of acquisition (COA) (4) increased 6.2% this quarter to $497 per gross addition, due to a higher postpaid mix and sale of more premium smartphones compared to last year. For full- year 2014, COA increased 5.2% to $443 per gross addition.
  Retention spending increased to 13.5% of wireless service revenues in Q4 2014 from 12.4% last year, reflecting a greater number of early customer upgrades to high-end devices. In line with plan, retention spending for full-year 2014 was 11.0% of wireless service revenues.
  4G LTE network coverage increased to 86% of the Canadian population at the end of Q4 and is expected to grow to more than 98% by the end of 2015 as Bell intends to roll out LTE to more small towns, rural locations and Canada’s North. 4G LTE is complemented by 4G HSPA+ coverage currently available to more than 98% of the population.
  In January 2015, Bell introduced Travel Data Passes that provide up to twice the data for customers travelling to more than 200 countries worldwide. The passes offer 100 MB of data usage for as little as $30, enabling Bell customers to take full advantage of their smartphones and data services when visiting countries such as Mexico, the U.K. or China.

Bell Wireline
Bell Wireline operating revenues increased 1.0% to $2,628 million in Q4 2014, representing the first quarter of positive growth since Q2 of 2010. This was the result of continued robust residential growth, including positive total net subscriber additions driven by strong broadband Internet and Fibe TV customer acquisitions in the quarter, a slower pace of voice revenue decline, and improved year-over-year Business Markets revenue performance from increased sales of business service solutions and data equipment.

With an increasing mix of growth services, improved Business Markets results and tight operating cost control, Bell Wireline Adjusted EBITDA grew 2.0% to $953 million in Q4, driving a 40 basis point improvement in margin to 36.3%.

Notably, Q4 2014 represents the first quarter since cable telephony was launched in 2005 that Bell Wireline generated positive overall revenue growth together with positive Adjusted EBITDA growth and positive total residential net subscriber additions.

For full-year 2014, Bell Wireline operating revenues decreased 0.6% to $10,040 million, while operating costs decreased 0.5% to $6,272 million, resulting in a 0.7% decline in Wireline Adjusted EBITDA to $3,768 million. Wireline Adjusted EBITDA margin held stable at 37.5%, compared to 37.6% in 2013, despite the continuing shift from higher-margin voice revenues towards lower-margin growth services.

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  Total Bell residential customer net activations increased 23,917 to 11,451 in Q4 2014 from a net loss of 12,466 last year, reflecting strong Internet subscriber growth and Fibe TV adoption that also drove higher residential NAS activations and retention. Including residential wireline operations at Bell Aliant, total BCE residential customer net activations in Q4 were 22,741, up from a net loss of 20,043 last year.
  Net high-speed Bell Internet customer additions were 34,126 in Q4 2014, more than double the 15,690 customers added in Q4 2013. The year-over-year increase reflects continued strong Internet customer attach rates on Fibe TV service bundles and the higher service speeds and reliability of Bell’s growing broadband fibre network. Including Bell Aliant, total BCE Internet net customer activations in Q4 were 52,010, up 29,141 over the previous year.
  Bell Fibe TV added 58,371 net new customers this quarter, compared to 60,301 last year. Total BCE IPTV net additions in Q4 2014 were 76,074, up from 75,120 in Q4 2013. At the end of 2014, BCE served 933,547 IPTV subscribers, up 42.0% from the end of 2013.
  The Bell Fibe TV footprint reached more than 5 million households at the end of 2014, compared to approximately 4.3 million at the end of 2013. Including Bell Aliant’s FibreOP service area, BCE’s total IPTV footprint now covers 6 million homes, up from 5.1 million at the end of 2013.
  Bell had 2,287,489 high-speed Internet customers at the end of 2014, a 4.7% increase over 2013. Including Bell Aliant, BCE has 3,297,026 high-speed Internet subscribers, up 5.1% compared to last year.
  Satellite TV net customer losses increased to 33,934 in Q4 2014 from 24,112 last year. This was the result of fewer retail activations due to aggressive cable TV offers in Bell service areas where Fibe TV is not available, and lower wholesale activations reflecting the expanded roll-out of IPTV service by competing providers in Western and Atlantic Canada.
  Bell TV’s subscriber base (Bell Satellite TV and Fibe TV) totalled 2,376,885 at the end of 2014, a 4.3% increase over 2013. Including Bell Aliant, BCE now serves 2,642,608 TV customers, up 6.2%.
  Wireline data revenues were up 4.0% to $1,573 million in Q4 2014, the result of combined Internet and TV service revenue growth of 5.1%, growth in IP broadband connectivity and business service solutions of approximately 3% and 10%, respectively, and higher data equipment sales to business customers.
  Residential NAS net losses in Q4 2014 improved 36.5% to 40,178 from 63,281 in Q4 2013, reflecting the pull-through effect of Fibe TV service bundles and improved retention in areas where IPTV service is available. Including Bell Aliant, total BCE residential NAS net losses in Q4 were 58,870, down 35.7% over the previous year.
  Business NAS net losses improved 18.3% in Q4 2014, or 26,527, compared to 32,478 in Q4 2013, due to fewer customer deactivations. Including Bell Aliant, total BCE business NAS net losses in Q4 were 34,135, or 8,988 fewer than Q4 2013.
  Total NAS access lines at the end of 2014 were 4,893,236, a 6.7% decline compared to the previous year. Including Bell Aliant, BCE now has total NAS lines of 7,130,852, a decrease of 6.1%.

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  Consistent with the year-over-year reduction in NAS net losses in Q4 2014, the rate of local and access revenue decline improved 4.6% to $578 million.
  Long distance revenues were up 1.2% to $173 million in Q4 2014 on higher year-over-year sales of international long distance minutes.

Bell Media
Bell Media operating revenues decreased by 3.9% this quarter to $789 million. The decline was due to $20 million in retroactive subscriber fee and retransmission royalty revenues that did not recur in Q4 2014, and the loss of revenue services that ceased operations in 2014 (regional hockey feeds and Viewers Choice). Advertising revenues in Q4 2014 increased slightly over last year, attributable to the programming strength of Bell Media’s leading specialty sports services, TSN and RDS, and growth in specialty news channel audiences, which offset declines in conventional TV advertising.

Bell Media Adjusted EBITDA decreased 16.5% in Q4 to $192 million from $230 million last year, the result of higher TV content costs for sports broadcast rights and the launch of CraveTV, as well as the flow-through of $20 million in revenues from Q4 2013 that did not recur in Q4 2014.

For the full year 2014, operating revenues were up 14.9% to $2,937 million and Adjusted EBITDA increased 7.5% to $734 million, reflecting the incremental contribution to advertising and subscriber revenues in the first half of the year from the acquisition of Astral Media.

  CTV remained Canada’s leading conventional TV network during the fall season in all key demographics, holding 14 of the top 20 programs nationally among total viewers and all 4 of the top 4 programs among viewers aged 25 to 54 (The Big Bang Theory, The Flash, Gotham, and Marvel’s Agents of S.H.I.E.L.D). CTV’s fall season audience was up 9%, widening its lead over conventional TV competitors and producing its highest full-day average audience level in over a decade.
  Bell Media’s specialty and pay TV properties reached 83% of all Canadian English specialty and pay TV viewers in the average week during Q4 2014. In primetime, for the key 25 to 54 age demographic, viewing was led by TSN and Discovery for sports and entertainment specialty and The Movie Network (TMN) for pay TV.
  Canada’s sports leader and the leading specialty TV network in the country, TSN expanded to 5 national feeds with a deep portfolio of premium sports programming, broadcasting the 2014 CFL Grey Cup, growing audience levels for NFL football through its expanded broadcast schedule, and hosting the #1 specialty program and #1 hockey program of Q4 with its broadcast of World Junior Hockey.
  The IIHF World Junior Championship game broke the all-time audience record in Canadian specialty TV history with 7.1 million viewers.
  Bell Media maintained its leading position in Québec as its properties reached an average of 83% of the French-language population weekly. The Top 5 Specialty channels in Québec for viewers aged 25 to 54 were RDS, Canal D, Canal Vie, Z and Super Écran, all Bell Media properties.

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  Bell Media led its Canadian competitors in unique visitors and video viewers, total page views, visits and videos served with monthly averages of 16.6 million visitors, 3.5 million viewers, 519 million page views, 127 million visits and 87 million videos, respectively.
  Bell Media remained Canada’s top radio broadcaster, reaching 17.4 million listeners who spent 84 million hours tuned in each week during Q4 2014.
  Bell Media launched Crave TV, its new on-demand TV streaming service, on December 11, 2014. Offering the largest collection of premium content in one place with thousands of hours of programming and approximately 350 unique titles of popular series and movies, CraveTV is now distributed by Bell TV, Bell Aliant, Eastlink, Northwestel and TELUS.
  Bell Media and CBS Corp. announced on January 29, 2015 a long-term content licensing and trademark agreement for SHOWTIME in Canada. This exclusive deal will bring the SHOWTIME brand to Canada for the first time with hundreds of hours of past, present and future SHOWTIME-owned programming being made available across all platforms in English and French, including Bell Media’s CraveTV service and its leading pay TV service, TMN. CraveTV and TMN become Canada’s exclusive home of SHOWTIME-owned first-run programming as well as its entire catalog of scripted and unscripted series, documentaries, specials and TV movies.

BELL ALIANT
Bell Aliant revenues increased 1.7% in Q4 2014 to $700 million from $688 million last year, as growth in Internet, TV, other data and wireless revenues exceeded the declines in local, long distance and other revenues. Despite higher year-over-year operating revenues, Bell Aliant Adjusted EBITDA decreased 4.3% this quarter to $292 million from $305 million in Q4 2013, reflecting higher operating costs driven by growth of its FibreOP services and customers.

Bell Aliant continued to extend its fibre-to-the-home (FTTH) network in Q4, passing 56,000 additional homes and businesses with FibreOP services, bringing its total FTTH service footprint to approximately 1,017,000 locations in more than 89 communities throughout Atlantic Canada, Québec and Ontario.

With the privatization of Bell Aliant completed on November 1, 2014, Bell Aliant will cease being a reporting operating segment starting with BCE’s Q1 2015 results. Its operating results will be integrated within Bell’s respective Wireline and Wireless segments.

COMMON SHARE DIVIDEND
BCE’s Board of Directors declared a quarterly dividend of $0.65 per common share, payable on April 15, 2015 to shareholders of record at the close of business on March 16, 2015.

OUTLOOK FOR 2015
BCE’s 2015 outlook builds on the positive wireless and wireline momentum we delivered in 2014 and reflects continued progress in the execution of our 6 Strategic Imperatives.

All our 2015 financial guidance targets reflect continued healthy projected Wireless profitability and improving Wireline growth as well as the privatization of Bell Aliant, with Adjusted EPS and free cash flow providing a strong and stable foundation for the 5.3% increase in BCE’s common share dividend for 2015.

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Our 2014 guidance, 2014 results, and financial guidance targets for 2015 are as follows:

	2014	2014	2015
	Guidance	Results	Guidance
BCE
Revenue growth(i)	2% – 4%	3.5%	1% – 3%
Adjusted EBITDA growth(i)	3% – 5%	3.7%	2% – 4%
Capital Intensity(i),(4)	16% – 17%	16.8%	approx. 17%
Adjusted EPS	$3.10 – $3.20	$3.18	$3.28 – $3.38
Free cash flow growth(ii)	3% – 7%	6.7%	approx. 8% – 15%
Annual common dividend per share	$2.47	$2.47	$2.60
Dividend payout policy	65% – 75% of free cash flow	69% of free cash flow	65% – 75% of free cash flow

(i)	2014 results and financial guidance for revenue growth, Adjusted EBITDA growth and capital intensity are exclusive of Bell Aliant.
(ii)	As of November 1, 2014, BCE’s free cash flow includes 100% of Bell Aliant’s free cash flow rather than cash dividends received from Bell Aliant.

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call for financial analysts to discuss Q4 2014 results on Thursday, February 5 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-355-4959 or (416) 340-2218. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 5323218#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q4-2014 conference call. The mp3 file will be available for download on this page later in the day.

NOTES
The information contained in this news release is unaudited.

(1)	Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definition of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods. The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues. We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial

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measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

($ millions)
	Q4 2014	Q4 2013	2014	2013
Net earnings	594	593	2,718	2,388
Severance, acquisition and other costs	58	48	216	406
Depreciation	734	695	2,880	2,734
Amortization	118	160	572	646
Finance costs
Interest expense	238	240	929	931
Interest on post-employment benefits obligations	25	37	101	150
Other expense (income)	34	(1)	(42)	6
Income taxes	221	226	929	828
Adjusted EBITDA	2,022	1,998	8,303	8,089
BCE Operating Revenues	5,528	5,382	21,042	20,400
Adjusted EBITDA Margin	36.6%	37.1%	39.5%	39.7%

(2)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)

	Q4 2014		Q4 2013		2014		2013
		Per		Per		Per		Per
	Total	share	Total	share	Total	share	Total	share
Net earnings attributable to common shareholders	542	0.64	495	0.64	2,363	2.98	1,975	2.55
Severance, acquisition and other costs	42	0.04	33	0.04	148	0.18	299	0.38
Net losses (gains) on investments	8	0.01	12	0.02	(8)	(0.01)	7	0.01
Premiums on early redemption of debt	18	0.03	-	-	21	0.03	36	0.05
Adjusted net earnings	610	0.72	540	0.70	2,524	3.18	2,317	2.99

11/17

(3)	The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. As of November 1, 2014, BCE’s free cash flow includes 100% of Bell Aliant’s free cash flow rather than cash dividends received from Bell Aliant. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI.

Prior to November 1, 2014, free cash flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow.

We define free cash flow per share as free cash flow divided by the average number of common shares outstanding.

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions except per share amounts)
	Q4 2014	Q4 2013	2014	2013
Cash flows from operating activities	1,527	1,838	6,241	6,476
Bell Aliant dividends paid to BCE	-	48	95	191
Capital expenditures	(1,076)	(1,139)	(3,717)	(3,571)
Cash dividends paid on preferred shares	(40)	(31)	(134)	(127)
Cash dividends paid by subsidiaries to non-controlling interest	(1)	(68)	(145)	(283)
Acquisition costs paid	68	30	131	80
Voluntary defined benefit pension plan contribution	350	-	350	-
Bell Aliant free cash flow	5	(4)	(77)	(195)
Free cash flow	833	674	2,744	2,571
Average number of common shares outstanding	837.7	775.9	793.7	775.8
Free cash flow per share	1.01	0.86	3.46	3.31

(4)	We use ARPU, churn, COA, capital intensity and dividend payout ratio to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) in BCE’s Q3 2014 MD&A for a definition of such KPIs.

12/17

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2015 financial guidance (including revenues, Adjusted EBITDA, capital intensity, Adjusted EPS and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2015 annualized common share dividend and common share dividend policy, our network deployment plans, the expected timing and completion of BCE’s proposed acquisition of GLENTEL and the subsequent divestiture of a 50% ownership interest in GLENTEL to Rogers, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 5, 2015 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 5, 2015. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2015 financial results, as well as our objectives, strategic priorities and business outlook for 2015, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2015 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  slower economic growth, given the Bank of Canada’s estimated growth in Canadian GDP of approximately 2.1% in 2015, compared to estimated growth of 2.3% in 2014 weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft interest rates to remain largely unchanged in 2015 or slightly decrease year-over-year

13/17

  a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration and smartphone adoption industry pricing discipline even with the potential unusual market activity that could result from the possible expiry of three-year service contracts, entered into before the Wireless Code of Conduct came into effect, and of new two-year plans, driving higher expiries and higher transaction volumes, to the extent that the CRTC’s June 3, 2015 Wireless Code of Conduct application date is found to be valid relatively stable media advertising market and escalating costs to secure TV programming

Assumptions Concerning our Bell Wireless Segment

  higher subscriber acquisition and retention spending, driven by a greater number of year- over-year gross additions and customer device upgrades higher than industry-average blended ARPU and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the 4G LTE network, and higher access rates on new two-year contracts completion of the LTE network expected to cover 98% of the Canadian population no material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  positive full-year revenue and Adjusted EBITDA growth
  IPTV contributing to TV and broadband Internet market share growth, as well as fewer residential NAS losses despite increasing wireless substitution, resulting in fewer year- over-year total wireline residential net customer losses and higher penetration of three- product households residential services ARPU growth from increased penetration of three-product households, promotion expiries and price increases continued large business customer migration to IP-based systems and competitive re-price pressures in business and wholesale markets improving year-over-year rate of decline in Business Markets revenue and Adjusted EBITDA new broadband fibre deployment expected to be largely FTTH/ FTTP no material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  lower year-over-year Adjusted EBITDA and margin, due to rising sports rights and specialty content costs, CraveTV investment, higher regulatory Canadian content spending, the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund ability to successfully acquire highly rated programming and differentiated content building and maintaining strategic supply arrangements for content on all four screens successful scaling of CraveTV
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties no material financial, operational or competitive consequences of changes in regulations affecting our media business

14/17

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2015:

  total post-employment benefit plans cost to be approximately $370 million, based on an estimated accounting discount rate of 4%, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $260 million and an estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $110 million depreciation and amortization expense of approximately $3,425 million net interest expense of approximately $970 million
  tax adjustments (per share) of approximately $0.02
  an effective tax rate of approximately 26%
  non-controlling interest of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $750 million
  net interest payments of approximately $925 million
  working capital changes, severance and other costs of approximately $125 million to $225 million average BCE common shares outstanding of approximately 845 million an annual common share dividend of $2.60 per share

The foregoing assumptions, although considered reasonable by BCE on February 5, 2015, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2015 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s markets rising programming costs and Bell Media’s inability to secure key content variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions and ratings/audience levels

15/17

  our inability to protect our networks, systems, applications, data centres, electronic and physical records and the information stored therein against cyber attacks, unauthorized access or entry, damage from fire, natural disasters and other events the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a simple and expeditious operational delivery model our failure to carry out network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our failure to maintain optimal network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic employee retention and performance, and labour disruptions pension obligation volatility and increased contributions to post-employment benefit plans events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks of satellites used by Bell TV
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units our failure to evolve practices to effectively monitor and control fraudulent activities copyright theft and other unauthorized use of our content
  the theft of our DTH satellite TV services
  our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives, and our failure to develop a successful business strategy higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radio frequency emissions from wireless communications devices our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks our failure to recognize and adequately respond to climate change and public expectations on environmental matters
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained

16/17

  stock market volatility
  the expected timing and completion of the proposed acquisition of GLENTEL and of the subsequent divestiture of a 50% ownership interest to Rogers are subject to closing conditions and other risks and uncertainties and there can be no certainty that anticipated benefits will be realized

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 5, 2015, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 5, 2015 is incorporated by reference into this news release.

For additional information, please refer to the February 5, 2015 presentation entitled “Q4 2014 Results and 2015 Analyst Guidance Call” available on BCE’s website.

ABOUT BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca